October 20, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tyler Howes

Re:	Orphazyme A/S (the “Company”)

Registration Statement on Form F-3

Filed: October 15, 2021

File No. 333-260283

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 p.m. Eastern Time on October 22, 2021 or as soon thereafter as is practicable, or at such later time as the Company may orally request via telephone call to the staff. The Company hereby authorizes each of Josh Kaufman, Mark Ballantyne, Hillary Daniels and Rasha Printz of Cooley LLP to make such request on its behalf.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with Josh Kaufman of Cooley LLP at (212) 479-6495, or in his absence, Mark Ballantyne of Cooley LLP at (703) 456-8084.

Very truly yours,

Orphazyme A/S

By:	/s/ Anders Vadsholt
Anders Vadsholt
Chief Financial Officer